

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Jonathan W. Witter
Chief Executive Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

> **Re: SLM Corporation**
> **Form 10-K for the fiscal period ending December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-13251**

Dear Mr. Witter:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance